Exhibit 5.1

Writer’s Direct Dial: +1 212 225 2530

            E-Mail: flodell@cgsh.com

October 5, 2021

American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

Ladies and Gentlemen:

We have acted as special counsel to American Tower Corporation, a Delaware corporation (the “Company”), in connection with its offering pursuant to a registration statement on Form S-3 (No. 333-231931), as amended as of its most recent effective date (September 29, 2021), insofar as it relates to the Securities (as defined below) (as determined for purposes of Rule 430B(f)(2) under the Securities Act of 1933, as amended (the “Securities Act”)) (as so amended, including the documents incorporated by reference therein but excluding Exhibit 25, the “Registration Statement”) and the prospectus, dated June 4, 2019 (the “Base Prospectus”), as supplemented by the prospectus supplement thereto, dated September 29, 2021 (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”), of €500,000,000 aggregate principal amount of its 0.400% Senior Notes due 2027 (the “2027 Notes”) and €500,000,000 aggregate principal amount of its 0.950% Senior Notes due 2030 (the “2030 Notes” and, together with the 2027 Notes, the “Securities”). The Securities were issued under an indenture dated as of June 4, 2019 (the “Base Indenture”) between the Company and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented with respect to the Securities by Supplemental Indenture No. 11 thereto dated as of October 5, 2021 (the “Supplemental Indenture,” and together with the Base Indenture, the “Indenture”) between the Company, the Trustee and Elavon Financial Services DAC, UK Branch, as paying agent.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a)	the Registration Statement;

(b)	the Prospectus;

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

American Tower Corporation, p. 2

(c)	an executed copy of the Underwriting Agreement, dated September 29, 2021 between the Company and the several underwriters named in Schedule A thereto;

(d)	executed copies of the Base Indenture and the Supplemental Indenture;

(e)	facsimile copies of the Securities in global form as executed by the Company and authenticated by the Trustee; and

(f)

copies of the Company’s Restated Certificate of Incorporation and Amended and Restated By-Laws certified by the Secretary of State of the State of Delaware and the corporate secretary of the Company, respectively.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the Company and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of each document we have reviewed.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Securities are the valid, binding and enforceable obligations of the Company, entitled to the benefits of the Indenture.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of the Company, (a) we have assumed that the Company and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Company regarding matters of the law of the State of New York or the General Corporation Law of the State of Delaware that in our experience normally would be applicable to general business entities with respect to such agreement or obligation), (b) we express no opinion with respect to the effect of any mandatory choice of law rules and (c) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity.

We note that by statute, the law of the State of New York provides that a judgment or decree rendered in a currency other than the currency of the United States shall be converted into U.S. dollars at the rate of exchange prevailing on the date of entry of the judgment or decree. There is no corresponding Federal statute and no controlling Federal court decision on this issue. Accordingly, we express no opinion as to whether a Federal court would award a judgment in a currency other than U.S. dollars or, if it did so, whether it would order conversion of the judgment into U.S. dollars.

American Tower Corporation, p. 3

The foregoing opinion is limited to the law of the State of New York and the General Corporation Law of the State of Delaware.

We hereby consent to the use of our name in the Prospectus Supplement under the heading “Legal Matters” and in the Base Prospectus under the heading “Validity of the Securities,” as counsel for the Company that has passed on the validity of the Securities and to the filing of this opinion letter as Exhibit 5.1 to the Company’s Current Report on Form 8-K dated October 5, 2021. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder.

The opinion expressed herein is rendered on and as of the date hereof, and we assume no obligation to advise you or any other person, or to make any investigations as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinion expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Francesca L. Odell
Francesca L. Odell, a Partner